August 17, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention: Ms. Peggy Fisher and Mr. Tom Jones

Re:	Calypte Biomedical Corporation Request to Withdraw Registration Statement on Form SB-2 File No. 333-144778

Ladies and Gentlemen:

Calypte Biomedical Corporation (“Registrant”) previously filed the above-referenced registration statement on Form SB-2 on July 23, 2007 (the “Registration Statement”).  Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all exhibits thereto, be withdrawn effective this date.

The Registrant makes this application based on comments to the Registration Statement it received from the Securities and Exchange Commission. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Paula Winner Barnett, at (818) 743-7496.

If you have any questions, please contact Ms. Barnett at (818) 776-9881.

Sincerely,

/s/ Jerrold D. Dotson
Name: Jerrold D. Dotson
Title: Vice President - Finance and Corporate Secretary

Calypte Biomedical Corporation
5 Centerpointe Drive, Suite 400, Lake Oswego, Oregon 97035
T 971-204-0282 F 971-204-0284 www.calypte.com